

Mail Stop 3561

May 2, 2017

Via E-mail
David Jedrzejek
Associate General Counsel
Levi Strauss & Co.
1155 Battery Street
San Francisco, California 94111

> **Re: Levi Strauss & Co.**
> **Registration Statement on Form S-4**
> **Filed April 21, 2017**
> **File No. 333-217423**

Dear Mr. Jedrzejek:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Killoy at (202) 551-7576 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel
and Mining

cc: Brett Cooper, Esq.
        Orrick, Herrington & Sutcliffe LLP